Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2009, except for the effects of the changes in disclosure for reportable segments discussed in Note 10, the changes in noncontrolling interest discussed in Note 2, changes in earnings per share discussed in Note 2, collectively as to which the date is May 21, 2009 and except for changes in items reflected in discontinued operations discussed in Note 5, as to which the date is February 28, 2011 relating to the consolidated statements of operations and comprehensive loss, of equity and of cash flows for the year ended December 31, 2008, which appears in Colonial Realty Limited Partnership's Annual Report on Form 10‑K for the year ended December 31, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
May 6, 2011